

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2017

<u>Via E-mail</u>
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Libanon Business Park
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

> **Re: Sibanye Gold Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 7, 2017**
> **File No. 001-35785**

Dear Mr. Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2016</u>

<u>Chief Executive's Review</u>
<u>Operating and Financial Summary, page 21</u>

1.  Please provide the disclosures required by Item 10(e) of Regulation S-K for normalized earnings, a non-IFRS measure.

<u>Integrated Annual Report</u>
<u>Operations, page 34</u>

2.  Please disclose the following information for each material property:
    *   The nature of your ownership or interest in the property.
    *   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at the location and the basis and duration of your mineral rights, surface rights, or concessions.
- Please include certain identifying information, such as the property names, mining concession name or number, and expiration dates.
- The conditions that must be met to retain your mineral rights, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.      Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Five-Year Financial Performance, page 77

4.      Please retitle the non-IFRS measure you call EBITDA to more accurately describe what it represents, since it includes many reconciling items that are not found in arriving at EBITDA, as commonly defined. Please also disclose whether this non-IFRS measure is a performance measure and/or a liquidity measure and reconcile from the comparable IFRS measure for each period presented. Refer to Item 10(e)(1) of Regulation S-K and Questions 103.01 and 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Consolidated Financial Statements
Consolidated Income Statement, page 119
Note 2. Segment Reporting, page 129
Note 4. Cost of Sales, page 132

5.	Your presentation of net operating profit excludes items such as share-based payments, impairments, reversal of impairment, restructuring costs and royalties. Your presentation of operating profit excludes amortization and depreciation in addition to the items excluded from net operating profit. Please tell us how you determined the amounts disclosed for net operating profit, operating profit and operating costs are representative of all activities that would normally be regarded as operating. Refer to paragraph BC56 of IAS 1.

6.	You present two similarly-titled measures in your financial statements: operating profit and net operating profit. Please revise the titles used for these measures to distinguish between the two measures and better reflect what they represent.

Reserves of Sibanye as of 31 December 2016, page 191

7.	Proven and probable reserves are disclosed for your Rustenberg property. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:
    - Property and geologic maps
    - Description of your sampling and assaying procedures
    - Drill-hole maps showing drill intercepts
    - Representative geologic cross-sections and drill logs
    - Description and examples of your cut-off calculation procedures
    - Cutoff grades used for each category of your reserves and resources
    - Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
    - A detailed description of your procedures for estimating reserves
    - Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
    - A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

    In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed

Charl Keyter
Sibanye Gold Limited
October 13, 2017
Page 4

shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information  pursuant to the provisions  of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining  Engineer at (202) 551-3718.

We remind you that the company and its management are responsible  for the accuracy and adequacy of their disclosures, notwithstanding  any review, comments, action or absence of action by the staff.

You may contact George K. Schuler, Mining  Engineer, at (202) 551-3718  if you have questions regarding engineering comments.  Please contact Suying  Li at (202) 551-3335  or me at (202) 551-3769  with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting  Branch Chief
Office of Beverages, Apparel and Mining